CAPITAL GOLD CORPORATION 76 Beaver Street - 26 Floor New York, New York 10005
Tel. 212-344-2785	Fax: 212-344-4537

March 15, 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 7010

Re:	Capital Gold Corporation Form 10-KSB for Fiscal Year Ended July 31, 2006 (the “2006 10-KSB”) File No. 0-13078

Dear Ms. Davis:

Capital Gold Corporation (the "Company") hereby responds to the comments contained in your March 6, 2007 comment letter. Response numbers correspond to the comment numbers in your letter. Please be advised that the Company is not filing an amended Form 10-KSB with this response, but will file such an amendment after the Commission has reviewed this response letter. Attached hereto as Appendix A is the revised disclosure, marked to show the planned changes. Please note that revisions in response to specific comments are identified by the comment number in parenthesis after the revision.

Form 10-KSB for the fiscal year ended July 31, 2006

Liquidity and Capital Resources: Plan of Operations

February 2005 Private Placement, page 28

Comment No. 1: We note your disclosure that indicates you will be paying liquidating damages associated with various shares and warrants issued in private placement transactions. It appears elsewhere in your document that you have issued similar instruments recently. Please tell us if you have considered the guidance contained in SFAS 133 and EITF Issue 00-19 in your accounting for these instruments. Refer also to a discussion of Classification and Measurement of Warrants and Embedded Conversion Features in our current Accounting and Disclosure Issues in the Division of Corporation Finance which can be located at http://www.sec.gov/divisions/ corpfifl/acctdisl201O5pdf.

Response: Only the securities issued in the February 2005 Private Placement were subject to liquidated damages provisions. There were no such provisions applicable to the securities issued in the subsequent private placements. Accordingly, the following discussion relates only to the securities issued in the February 2005 Private Placement. We have carefully considered the guidance contained in SFAS 133 and EITF Issue 00-19 in our accounting for these instruments. We have determined that the securities were properly classified as equity and are considered a freestanding derivative. Therefore, SFAS 133 is not applicable. We also have determined that the securities were properly classified as equity under EITF 00-19 for the following reasons:

a.	The liquidated damages provisions did not require net-cash settlement.
b.
The warrants issued in the private placement of our common stock permitted us to settle in unregistered shares. Additionally, while we agreed to file a registration statement registering the shares issued in the private placement and the warrant shares, a failed registration statement did not preclude delivery of unregistered or restricted shares.

c.
We had sufficient authorized and unissued shares available to settle the liquidated damages after considering all other commitments that may require the issuance of stock during the exercise period of the warrants. The warrants expired in February 2007.

d.	The exercise prices of the warrants were fixed, thus the number of shares to be required upon net-share settlement was determinable.
e.	There were no required cash payments to the security holders in the event we failed to make timely filings with the SEC.
f.
There were no required cash payments to the warrant holder if the shares initially delivered upon settlement were subsequently sold and the sales proceeds were insufficient to provide the warrant holder with a full return of the amount due.

g.	There were no provisions in the warrant agreement that indicated that the warrant holder would have any of the rights of a creditor in the event of the Company’s bankruptcy.

For the foregoing reasons, we do not believe that any revision to the 2006 10-KSB is required in response to this comment.

Controls and Procedures, page 36

Comment No. 2: Please modify your disclosure to refer, if true, to your annual report rather than your quarterly report.

Response. The Company will modify the disclosure accordingly when it files the amendment to the 2006 10-KSB (the “Amended 2006 10-KSB”).

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Note 10- Mining Concessions, page F-32

Comment No. 3: It appears from your disclosure that you have begun the development of your mining project. It appears you have also posted reclamation bonds associated with your properties. Please tell us if you have recognized an amount associated with asset retirement obligations in your financial statements. Please refer to the guidance located in SFAS 143 for obligations of this nature.

Response: We have not recognized an amount associated with asset retirement obligations in our financial statements because, as of the date of the financial statements, all we had done at our Mexican concessions, the properties we are developing, was the clearing of cacti and brush. The reclamation bonds referred to in the notes to the financial statements are related to our Leadville Colorado properties. We wrote off these properties in fiscal 2004 and we do not currently conduct any substantive activities there.

Engineering Comments

Form 10-KSB for the fiscal year ended July 31, 2006

Work to Date, pages 16, 17, and 18

Comment No. 4: Please note statements of proven reserves may be combined with probable reserves only if the difference in the degree of assurance between these two classifications of reserves cannot be readily defined. Absent this condition and a statement to this effect, proven and probable reserves should be segregated and reported as separate quantities and grade. Revise all your disclosures accordingly and disclose the criteria you use to distinguish between the proven and probable reserves.

Response: We plan on revising the disclosure accordingly in the Amended 10-KSB. Please see Appendix A to this letter for the relevant proposed revised disclosure.

Comment No. 5: The cutoff grade is a critical component used to evaluate the economic potential of the mineral property reserves. Please define your economic cutoff grade and include this estimate with your ore reserve estimate, listing the appropriate operating costs and recovery parameters as footnotes. In establishing the cut-off grade, your calculation must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operating costs, and reasonable metal prices.

Response: We plan on revising the disclosure accordingly in the Amended 10-KSB. Please see Appendix A to this letter for the relevant proposed revised disclosure.

Comment No. 6: The total ore reserve gold ounces recovered does not correspond to the amount listed in the SRK report of June 2006. Please explain this variance.

3

Response:  The Production Summary table, as shown in the answer to Comment No.4, will be updated in the Amended 2006 10-KSB so that it is in agreement with the SRK report of June 2006 (the “SRK report”).

The reason for the difference was due to a different average gold recovery used in the Production Summary table (69.2%), compared to the one used in the SRK report (67.7%). The difference in total recovered gold ounces reported as a result was 2.2%. An explanation follows. The average gold recovery of 69.2% was consistent with the updated feasibility study (the “M3 2005 Study”) for the El Chanate Project prepared by M3 Engineering of Tucson, Arizona (completed in October 2005). This study was based on a gold price of $375/oz. This study still provides the most recently developed mine production schedule for the El Chanate Project.

The SRK report was based on a gold price of $450/oz and reported reserves within a larger open pit design, which contained different tonnage and relative amounts of ore rock types, each of which have different gold recoveries (as mentioned in the original disclosure). This resulted in a relatively minor change in the average gold recovery to 67.7%, which was reflected in the SRK report. However, SRK was not required to develop an updated mine production schedule based on the $450/oz pit.

In the original disclosure it was thought that it would be appropriate to use the 69.2% average gold recovery based on the most recent bankable feasibility study and mine production schedule existing at the time (the M3 2005 Study). Upon review here it is considered that it would be more appropriate to use the 67.7% average gold recovery resulting from the SRK report, and the disclosure will be revised accordingly in the Production Summary table and elsewhere in the disclosure as required. Please see Appendix A attached hereto for the proposed revised disclosure.

Work to Date, page 20

Comment No. 7: Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For each material property, include the following information:

• The details as to modernization and physical condition of any plant and equipment, including subsurface improvements and equipment.

• A description of the equipment, infrastructure, and other facilities. If no equipment or facilities exist on the property make a statement to that effect.

• The source of power and water that can be utilized at the property.

Response: Pursuant to discussions with the Staff, we plan on revising the disclosure in the Amended 10-KSB in response to this comment by disclosing the current status, rather than the status at the time of the filing of the original 2006 10-KSB, of the foregoing information. Please see Appendix A attached hereto for the proposed revised disclosure.

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Our Current Plans For the El Chanate Project, page 21

Comment No. 8: Please discuss how the project will acquire sufficient electric power. Identify who will build the generation facilities or provide power from an electric cooperative. Please state an estimate of the cost to establish this reliable power supply and the duration of the construction.

Response: Please see response to Comment No. 7.

Comment No. 9: Please briefly describe your operating and environmental permitting processes to date. Please describe the major permits you have acquired and a timetable for acquisition of the remaining permits. You may also make a statement concerning the local community’s perception of your project.

Response: Please see response to Comment No. 7.

Comment No. 10: Please make a clear statement within the filing that your existing water well provides sufficient water to meet all your anticipated water requirements and that you have reasonable expectations that an increase in your permitted pumping capacity will be approved shortly.

Response: As noted in the 2006 10-KSB, our water well may not be sufficient for the life of the mine. We have updated the current status of our water source in response to Comment No. 7 and included a cross reference to the existing relevant risk factor. Please see Appendix A to this letter for the relevant proposed revised disclosure.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

s/Christopher Chipman
Christopher Chipman,
Chief Financial Officer

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Appendix to SEC response letter dated March 15, 2007

Please note that revisions in response to specific comments are identified by the comment number in parenthesis after the revision.

(The following is the proposed revised text on pages 1 and 2 of the 2006 10-KSB)

PART I

Item 1. Description of Business

Sonora, Mexico Concessions

El Chanate

Through a wholly-owned subsidiary and an affiliate, Capital Gold Corporation (the "Company," “we” or “us”) owns 100% of 16 mining concessions located in the Municipality of Altar, State of Sonora, Republic of Mexico totaling approximately 3,544 hectares (8,756 acres or 13.7 square miles). We are in the process of constructing and developing an open-pit gold mining operation to mine two of these concessions. We sometimes refer to the planned operations on these two concessions as the El Chanate Project.

We are constructing a surface gold mine and facility at El Chanate capable of producing about 2.6 million metric tons per year of ore from which we anticipate recovering about 44,000 to 48,000 ounces of gold per year, over a seven year mine life. We are following the updated feasibility study (the “2005 Study”) for the El Chanate Project prepared by M3 Engineering of Tucson, Arizona which was completed in October 2005, as further updated by an August 2006 technical report from SRK Consulting, Denver, Colorado (the “2006 Update”). The original feasibility study (the “2003 Study”) was completed by M3 Engineering in August 2003. Since completion of the 2003 Study, both the price of gold and production costs have increased and equipment choices have broadened from those identified in the 2003 Study.

Pursuant to the 2005 Study, as updated by the 2006 Update using a $450 per ounce gold price, our estimated mine life is now seven years as opposed to five years and the ore reserve is 490,000 ounces of gold present in the ground (up 122,000 ounces or 33%). Of this, we anticipate recovering approximately 332,000 ounces of gold (up 74,000 ounces or 29%) over a seven year life of the mine. The targeted cash cost (which include mining, processing and on-property general and administrative expenses) per the 2005 Study is $259 per ounce (up $29 per ounce). The 2005 Study contains the same mining rate as the 2003 Study of 7,500 metric tonnes per day of ore. It should be noted that, during the preliminary engineering phase of the project it was decided to design the crushing screening and ore stacking system with the capability of processing 10,000 tonnes per day of ore. This will make allowances for any possible increase in production and for operational flexibility. It was found that the major components in the feasibility study would be capable of handling the increase in tonnage. Design changes were made where necessary to accommodate the increased tonnage. The 2005 Study takes into consideration a more modern crushing system than the one contemplated in the 2003 Study. The crushing system referred to in the 2005 Study is a new system, that, we believe will be faster to install and provide more efficient processing capabilities than the used equipment referred to in the 2003 Study. In October 2006, we received purchase orders for a new crushing system. In addition, the 2005 Study assumes a contractor will mine the ore and haul it to the crushers. In the 2003 Study, we planned to perform these functions. We engaged a mining contractor in December 2005.

Construction activities at the El Chanate Project commenced in August 2006. Engineering Procurement and Construction Management activities commenced June 1, 2006. Also in August 2006, we completed debt financing for the construction of the El Chanate mine. We anticipate, but cannot assure, that gold production will begin in early calendar year 2007 with revenues anticipated to begin by the end of the second calendar quarter 2007.

For information on the current status of the El Chanate Project as of March 2007, please see “Current Status of El Chanate” in “Item 2.Description of Property.”

(The following is the proposed revised text on pages 16 and 21 of the 2006 10-KSB)

Work to Date

The El Chanate property has been the site of small scale mining of high grade quartz veins (La Cuchilla mine) during the last century. Modern exploration includes work by Phelps Dodge in the 1980’s as part of a copper exploration program. Kennecott conducted geologic mapping and geochemical sampling in 1991 and dropped the property. A Mexican subsidiary of AngloGold explored the property intermittently between 1992 and 1997, and has conducted extensive surface geologic mapping, geochemical sampling, geophysical studies and drilling, including 11,000 meters of trenching, over 14 line-kilometers of induced polarization geophysical surveys, 61 line-kilometers of VLF-magnetometer geophysical surveys, 87 line-kilometers of enzyme leach geochemical surveys and 34,000 meters of R.C. drilling in 190 holes and 1080 meters of diamond drilling in 9 holes. That company also commissioned various consultant studies concerning petrography, fluid inclusions, air photo interpretation and structural analyses, and conducted some metallurgical test work.

In April and May 2002, to confirm previous results obtained by third parties and to provide specifically located metallurgical test samples, we drilled six diamond core holes totaling 1,508 feet into the main mineralized zone at El Chanate. Management believes that the diamond drill results generally confirmed the previous results and, in June 2002 and January 2003, we drilled an additional 45 reverse circulation holes totaling 9,410 feet. This reverse circulation drill program confirmed previous results and also expanded certain mineralized areas. In May 2004, three core holes were drilled for a total of 2,155 feet. The total number of holes is now 256. Of these, 235 are reverse circulation drill holes and 21 are diamond drill holes. Detailed check assays were obtained both for core samples and for reverse drill samples that initially assayed greater than 0.3 grams/tonne. Chemex Labs, Vancouver, Canada, preformed both the initial and the check assays, and the check assays supported the initial assay results.

In August 2002, we retained SRK Consulting (a global engineering company) Denver, Colorado, to conduct a scoping engineering study for the El Chanate Project. This study was completed in October 2002 and concluded that the El Chanate Project deserved additional work and that the property contained important gold mineralization. The base case for this study assumed a gold price of $320.

Following SRK’s positive conclusion, in February 2003, we retained M3 Engineering of Tucson, Arizona to begin work on a feasibility study. M3 completed the study in August 2003. Based on 253 drill holes and more than 22,000 gold assays, this study (the “2003 Study”) provided details for an open pit gold mine. The 2003 Study indicated that at a gold price of $325, the initial open pit project contains proven and probable reserves of 358,000 ounces of gold contained within 13.5 million metric tonnes of ore with an average grade of 0.827 grams/tonne. It estimated that the mine could recover approximately 48,000 - 50,000 ounces of gold per year or 248,854 ounces over a five year mine life.

In October 2005, M3 completed an update of the 2003 Study (The “2005 Study”). The 2005 Study includes the following changes from the 2003 Study:

•	an increase in the mine life from five to six years,
•	an increase in the base gold price from $325/oz to $375/oz,
•	use of a mining contractor,
•	revised mining, processing and support costs,
•	stockpiling of low grade material for possible processing in year six, if justified by gold prices at that time,
•	a reduced size for the waste rock dump and revised design of reclamation waste dump slopes,
•	a revised process of equipment selection and
•	evaluation of the newly acquired water well for processing the ore.

In view of a significant rise in the gold price, in June 2006, we commissioned SRK Consulting, Denver, Colorado, to prepare an updated Canadian Securities Administration National Instrument 43-101 compliant technical report on our El Chanate Project. SRK completed this technical report in August 2006 (the “2006 Update”). The 2006 Update provided the following updated information from the 2005 Study:

•	an 18% increase in the proven mineral reserve tonnage,
•	a 59% increase in the probable mineral reserve tonnage (Comment no. 4)
•	an increase in mine life from six to seven years,
•	an increase in the base gold price from $375/oz to $450/oz and
•	Stockpiling of low grade material for possible processing in year seven, if justified by gold prices at that time.

Pursuant to the 2005 Study, as updated by the 2006 Update using a $450 per ounce gold price, our estimated mine life is now seven years as opposed to five years and the ore reserve is 490,000 ounces of gold present in the ground (up 122,000 ounces or 33%). Of this, we anticipate recovering approximately 332,000 ounces of gold (up 74,000 ounces or 29%) over a seven year life of the mine. The targeted cash cost (which includes mining, processing and on-property general and administrative expenses) per the 2005 Study is $259 per ounce (up $29 per ounce). The 2005 Study contains the same mining rate as the 2003 Study of 7,500 metric tonnes per day of ore. It should be noted that, during the preliminary engineering phase of the project it was decided to design the crushing screening and ore stacking system with the capability of processing 10,000 tonnes per day of ore. This will make allowances for any possible increase in production and for operational flexibility. It was found that the major components in the feasibility study would be capable of handling the increase in tonnage. Design changes were made where necessary to accommodate the increased tonnage. The 2005 Study takes into consideration a more modern crushing system than the one contemplated in the 2003 Study. The crushing system referred to in the 2005 Study is a new system, that, we believe will be faster to install and provide more efficient processing capabilities than the used equipment referred to in the 2003 Study. In March 2006, we made a $250,000 down payment to a US Supplier to acquire a portion of a new crushing system. In October 2006, we paid an additional $230,000 towards this equipment and we now have purchase orders for all of the new crushing system. Please see “Current Status of El Chanate” for updated information as of March 2007.

In addition, the 2005 Study assumes a contractor will mine the ore and haul it to the crushers. In the 2003 Study, we planned to perform these functions. As discussed below, we have retained a mining contractor.

The 2005 Study assumes a mining production rate of 2.6 million tonnes of ore per year or 7,500 tonnes per day. The processing plant will operate 365 days per year. The processing plan for this open pit heap leach gold project calls for crushing the ore to 100% minus 3/8 inch. Carbon columns will be used to recover the gold.

The following Summary is extracted from the 2005 Study, as updated by the 2006 Update. Please note that the reserves as stated are an estimate of what can be economically and legally recovered from the mine and, as such, incorporate losses for dilution and mining recovery. The 489,952 ounces of contained gold represents ounces of gold contained in ore in the ground, and therefore does not reflect losses in the recovery process. Total gold produced is estimated to be 331,560 ounces, or approximately 68% of the contained gold. The gold recovery rate is expected to average approximately 68% (Comment no. 4) for the entire ore body. Individual portions of the ore body may experience varying recovery rates ranging from about 73% to 48%. Oxidized and sandstone ore types may have recoveries of about 73%; fault zone ore type recoveries may be about 64%; and siltstone ore types recoveries may be about 48%.

El Chanate Project
Production Summary

Metric	U.S.

Materials
Reserves
Proven
Probable
Total Reserves
Other Mineralized Materials
Waste
Total

Contained Gold

Production
Ore Crushed

Operating Days/Year
Gold Plant Average Recovery
Average Annual Production
Total Gold Produced

11.7 Million Tonnes @ 0.811 g/t*
8.2 Million Tonnes @ 0.705 g/t*
19.9 Million Tonnes @ 0.767 g/t*
0 Million Tonnes
19.9 Million Tonnes
39.7 Million Tonnes

15.24 Million grams

2.6 Million Tonnes /Year
7,500 Mt/d*

365 Days per year
67.7%
 1.35 Million grams
 10.31 Million grams

12.9 Million Tons @ 0.024 opt*
9.0 Million Tons @ 0.021 opt*
21.9 Million Tons @ 0.022 opt*
0 Million Tons
21.9 Million Tons
43.8 Million tons

489,952 Oz

2.87 Million Tons/Year
 8,267 t/d

365 Days per year
67.7%
 43,414 Oz
 331,560 Oz

(Comment no. 4)

•	“g/t” means grams per metric tonne , “Mt/d means metric tonnes per day and “opt” means ounces per ton.
•	The reserve estimates are based on a recovered gold cutoff grade of 0.20 grams per metric tonne as described on below.

(Comment no. 5)

In the mineral resource block model developed, with blocks 10m (meters) x 10m x 5m high, Measured and Indicated resources (corresponding to Proven and Probable reserves respectively when within the pit design) were classified in accordance with the following scheme:

•	Blocks with 4 or more drill holes within a search radius of 40m x 40m x 25m and inside suitable geological zones were classified as Measured (corresponding to Proven);

•	Blocks with 3 or more holes within a search radius of 75m x 75m x 50m and inside suitable geological zones were classified as Indicated (corresponding to Probable);

•
Blocks with 1 or 2 holes within a search radius of 75m x 75m x 50m and inside suitable geological zones were classified as Inferred (and which was classed as waste material in the mining reserves estimate);

•	Blocks outside the above search radii or outside suitable geological zones were not assigned a classification.

(Comment no. 4)

The proven and probable reserve estimates are based on a recovered gold internal cutoff grade of 0.20 grams/tonne. (A constant recovered gold cutoff grade was used for reserves calculation as the head gold grade cutoff varies with the different ore types due to their variable gold recoveries.) The internal (in-pit) cutoff grade was used for reserves reporting.

Cutoff Grade Calculation
Basic Parameters
Gold Price
Gold Recovery

Operating Costs per Tonne of Ore
Royalty (4%)
Smelting & Refining
Mining *
Processing
Heap Leach Pad Development
G&A
Total

Internal Cutoff Grade
Head Grade Cutoff (67.7% recov.)
Recovered Gold Grade Cutoff
Internal Cutoff Grade US$450/oz 67.7% $ per Tonne of Ore 0.115 0.015 0.070 1.680 0.185 0.810 2.875 Grams per Tonne 0.29 0.20	Break Even Cutoff Grade US$450/oz 67.7% $ per Tonne of Ore 0.164 0.021 1.250 1.680 0.185 0.810 4.110 Grams per Tonne 0.41 0.28

* The calculation of an internal cutoff grade does not include the basic mining costs (which are considered to be sunk costs for material within the designed pit). The $0.07 per tonne cost included is the incremental (added) cost of hauling ore over hauling waste, and which is included in the calculation.

(Comment no. 5)

Pursuant to the 2005 Study, as updated by the 2006 Update, based on the current reserve calculations, the mine life is estimated to be approximately seven years, and at least another year will likely be required to perform required reclamation. The 2005 Study forecasts initial capital costs of $17.9 million, which includes $1.7 million of working capital. Annual production is planned at approximately 44,000 to 48,000 ounces per year at an average operating cash cost of $259 per ounce. We believe that cash costs may decrease as the production rate increases. Total costs (which include cash costs as well as off-property costs such as property taxes, royalties, refining, transportation and insurance costs and exclude financing costs) will vary depending upon the price of gold (due to the nature of underlying payment obligations to the original owner of the property). Total costs are estimated in the 2005 Study to be $339 per ounce at a gold price of $417 per ounce (the three year average gold price as of the date of the study). We will be working on measures to attempt to reduce costs going forward. Ore reserves and production rates are based on a gold price of $375 per ounce, which is the Base Case in the 2005 Study. During 2005, the spot price for gold on the London Exchange has fluctuated between $411.10 and $537.50 per ounce. Between January 1, 2006 and October 24, 2006, the spot price for gold on the London Exchange has fluctuated between $524.75 and $725.00 per ounce.

Management believes that the capital costs to establish a surface, heap leach mining operation at El Chanate will be between $17.5 and $18.5 million. For more information on the capital costs and our funding activities, please see “Part II, Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations; Liquidity and Capital Resources; Plan of Operations.”

Management believes the El Chanate Project will benefit substantially from rising gold prices, which as of October 24, 2006 was around $575 per ounce. Mineralized material previously below operating cut-off gold grades could possibly become economic if future engineering studies support lowering the cutoff grade due to gold prices substantially above the $450 per ounce used in the 2006 Update to define the proven and probable reserves mentioned above. We are currently looking at processing techniques that may be capable of supporting higher production rates that may be justified due to rising gold prices. However, the new crushing system will likely have to be modified to handle the additional tonnage required for expanding our production. The crushing system for which we received purchase orders, with certain modifications, is expected to have a capacity beyond the 7,500 metric tons per day that are initially planned.

In February 2005, Metcon Research Inc. of Tucson, Arizona completed gold recovery studies on existing samples at fine grind sizes of 100 mesh, 150 mesh and 200 mesh. These studies were undertaken to determine whether extraction by fine grinding is economical given the increased price of gold. Generally, fine grinding, while more expensive, will achieve higher gold recoveries than the heap leach method recommended in the feasibility study. Metcon found that increasing amounts of gold were recovered at finer grind sizes. However in May 2004, M3, who conducted the feasibility study, reported that at El Chanate, heap leaching remains the most economical and optimal method of extracting gold at current prices.

In May 2004, three core holes were drilled at El Chanate to define gold grades, to obtain metallurgical samples from siltstone hosted ores, and to evaluate previous deep drilling results by Anglo Gold in the Los Dos Virgens Zone. Two of the core holes tested and confirmed the presence of gold in the deep Los Dos Virgens Zone that lies below the level of the planned open pit. This zone was previously identified by Anglo Gold’s reverse circulation drilling and, with increasing gold prices, we are analyzing with core drilling the conditions that might allow an enlarged open pit to include ores from the Los Dos Virgens zone. The third core hole was drilled in the main high grade part of the deposit to obtain ore samples for metallurgical column testing from siltstone host rocks.

The latest metallurgical column test studies were completed in February 2005 at Metcon’s laboratory in Tucson Arizona to determine the optimal conditions at El Chanate for recovering gold from within siltstone host rocks using heap leach technology. The siltstone drill core samples were tested at crush sizes of 100 percent -3/8 inch and 100 percent -1/4 inch, and these column tests showed recovery rates of 42% and 46% respectively. With rising gold prices, management believes the ore reserves may increase beyond the level currently published in the 2006 Update. Although we are optimistic about the results, there can be no assurance that improved gold recoveries alone will result in an increase in reserves.

In January 2004, we received permits from the Mexican Department of Environmental Affairs and Natural Resources necessary to begin construction of the El Chanate Project. The permits were extended in June 2005. Pursuant to the extensions, once we file a notice that work has commenced, we have one year to prepare the site and construct the mine and seven years to mine and process ores from the site. We filed the notice on June 1, 2006. These permits also cover the operation of a heap-leach gold recovery system. Please see “Current Status of El Chanate” for updated information as of March 2007.

In 2005, we acquired 15 year rights of way for the current access road, and we acquired the right to purchase 81 hectares of land near the main highway. We have use of the land; however, our actual purchase of the land is conditioned upon the Ejido (local cooperative) privatizing the land, before the acquisition is finalized. We subsequently purchased an extension of our rights-of-way from 15 to 30 years. We have completed an access road on this land that will provide access for water and power lines. In addition to this road, we acquired a water concession, and our water well is located within a large regional aquifer. The 2005 feasibility study indicates our average life of mine water requirements, for ore processing only, will be about 94.6 million gallons per year (11.4 liters per second). The amount of water we are currently permitted to pump for our operations is approximately 71.3 million gallons per year (8.6 liters per second). Our currently permitted water rights may not be adequate for all of our total project needs over the entire course of our anticipated mining operations. We are looking into ways to rectify this issue. Please see “Current Status of El Chanate” for updated information as of March 2007.

In December 2005, MSR entered into a Mining Contract with a Mexican mining contractor, Sinergia Obras Civiles y Mineras, S.A. de C.V. (“Contractor”) The Mining Contract becomes effective if and when MSR sends the Contractor a formal Notice of Award. Pursuant to the Mining Contract, the contractor had the right to terminate the contract or modify its initial mining rates if it did not receive the formal Notice by June 1, 2006. MSR would not be obligated to proceed with the Mining Contract if those modified rates are unacceptable to it. In August 2006, the Mining Contract was amended to extend MSR’s right to deliver the Notice to November 1, 2006 and, provided that the Notice specifies a date of commencement of the Work (as defined in the contract) not later than February 1, 2007, the mining rates set forth in the Mining Contract will still apply; subject to adjustment for the rate of inflation between September 23, 2005 and the date of commencement of the Work. As consideration for these changes, we paid the Contractor $200,000 of the requisite advance payment discussed below. On November 1, 2006, MSR delivered the Notice of Award specifying January 25, 2007 as the date of commencement of Work. Please see “Current Status of El Chanate” for updated information as of March 2007.

Pursuant to the Mining Contract, the Contractor, using its own equipment, will generally perform all of the mining work (other than crushing) at the El Chanate Project for the life of the mine. Subsequent to delivery of the Notice to Proceed and prior to the commencement of any work by the Contractor, MSR must pay the Contractor a mobilization payment of $70,000, and must also make an advance payment of $520,000 to the Contractor (all of which has already been advanced). The advance payments are recoverable by MSR out of 100% of subsequent payments due to the Contractor under the Mining Contract. Pursuant to the Mining Contract, upon termination, the Contractor would be obligated to repay any portion of the advance payment that had not yet been recouped. The Contractor’s mining rates are subject to escalation on an annual basis. This escalation is tied to the percentage escalation in the Contractor’s costs for various parts for its equipment, interest rates and labor. One of the principals of the Contractor is one of the former principals of Grupo Minero FG S.A. de C.V. (“FG”). FG was our former joint venture partner.

In June 2006, MSR retained the contracting services of a Mexican subsidiary of M3 Engineering & Technology Corporation (“M3M”) to provide EPCM (engineering procurement construction management) services. M3M will supervise the construction and integration of the various components necessary to commence production at the El Chanate Project. The contracted services shall not exceed $1,200,000 and the contract is based on the EPCM services to be provided by M3M. As of October 24, 2006, approximately $346,000 has been billed pursuant to the contract.

In March 2006, we paid $250,000 as a down payment for a portion of a new crushing system capable of producing 7,500 metric tons per day of ore. The total cost for all of the crushing equipment (inclusive of site preparation and installation) will be approximately $4,000,000. In October 2006, we paid an additional $230,000 towards this equipment and we now have purchase orders for all of the new crushing system. As of the date of this report, we have issued purchase orders for all of the crushing equipment. We also retained Golder Associates, - a geotechnical engineering firm, for the detailed engineering of the leach pads and ponds. The engineering was completed in August 2006 and construction of the leach pads began in September 2006. Please see “Current Status of El Chanate” for updated information as of March 2007.

Current status of El Chanate

Since the filing of the original annual report on form 10-KSB on November 1, 2006 we have made significant progress in the construction and commissioning of our mine at El Chanate. As of March 13, 2007, engineering and procurement is complete, we have obtained all permits required to commence mining operations, the majority of equipment has been delivered and installed and the infrastructure support buildings have been constructed. The current status of the relevant areas is as follows:

Electrical power is supplied from the National grid by CFE (Commission Federal de Electricidad) in Caborca at 34.5 kilo volt-amps and is converted to 480 volts at seven transformer stations throughout the site. The transmission lines and transformers have been installed and commissioned and approved for use by CFE. An emergency generator has been installed adjacent to the solution ponds to circulate the leach pad solution in the event of power interruptions. An additional substation is being built by the local power company 20 kilometers from the mine in the town of Altar. It will have the capability to increase power to the mine later this year should additional power be required in the event of additional consumption requirements for increased production or seasonal fluctuations.

Process water is supplied from a well owned by MSR, one of our Mexican subsidiaries. The well’s casing has been inspected and equipped with a new pump and electrical hardware. The well is located nine kilometers from the mine and can supply water in sufficient quantity to support the mine through a new eight inch diameter steel pipeline. While there are issues about the adequacy of water supply over the entire life of the project, based on the anticipated water consumption for at least the first few years of operation, we believe that we have an allocation to meet our requirements. The capability of acquiring additional water through third party allocation purchase is available, as is the conservation of water through good operational practice. If we need to obtain additional rights, but are unable to procure them our planned operations may be adversely affected. See “Our currently permitted water rights may not be adequate for all of our total project needs over the entire course of our anticipated mining operations. If we need to obtain additional rights, but are unable to procure them our planned operations may be adversely affected” in “Part I, Item 1, Description of Business; Risk Factors.”

The mine access road is nine kilometers long and is capable of supporting all anticipated traffic. The road connects with a main asphalt road (Route 2) that is maintained by the state highways department. There are two arroyos that cross the mine access road, both of which have concrete crossings to prevent erosion of the road at these locations, giving year round access to the site. The internal access roads have been constructed for the life of the mine.

The mine is supported by a number of infrastructure buildings all of which have been or are being constructed. The completed buildings in use are an explosive and detonator store, a 5,000 sq. ft warehouse, the mine office and the security guardhouse and first aid centre. Buildings due for completion by the end of March 2007 are, the laboratory, lime storage building and a cyanide and carbon storage building. The refinery building is anticipated to be completed by mid April 2007.

The crushing and screening plant consists of three stage crushing and closed circuit screening. All of the equipment is new and has a design capacity of 1,000 tons per hour (tph) for the primary crushing circuit and 400 tph for the balance of the crushing circuit. A 20,000 ton buffer stockpile separates the primary crusher from the rest of the circuit allowing the crushing circuits to operate independently of each other. The crushed ore is stacked on the leach pad by a series of conveyors and a radial stacker. The equipment is new and has been commissioned and is currently stacking ore for over liner production and leaching. Ore is placed on a leach pad that is (HDPE) plastic lined to contain the gold bearing solution and transport it via lined launders (plastic lined earth trenches) to ponds which are double plastic lined. The initial leach pad will consist of four panels, three of which will be lined at this time (the ultimate leach pad will consist of ten panels). These four panels will allow for the stacking of approximately one year of crushed ore. The launder and ponds have been constructed for the mine life. The first two panels are complete and the remainder of the launder and pond construction is scheduled for completion during March 2007. We anticipate that we will begin to apply cyanide solution to the ore by the end of April 2007. We anticipate that gold Dore (bars of semi-purified gold) production will begin between 45 to 75 days thereafter.

The initial supply of ore to the crushing plant and leach pad is being loaded and delivered by a group of local truckers. Sinergia, the mining contractor, is in the process of mobilizing the mining fleet to commence mining on March 25, 2007. The Sinergia mining fleet is not new, however it has been refurbished at Sinergia’s repair facility and at the Caterpillar dealer in Hermosillo. This process has been monitored by us and third party specialists and we believe the equipment will be suitable for mining when required. Sinergia is constructing staff accommodation within an existing Ejido village adjacent to the mine site. On site power, water, and fuel supply has been made available for Sinergia’s use as prescribed in the mining contract.

The gold in the cyanide/gold solution (pregnant solution) will be recovered using activated carbon held in tanks. The activated carbon will be transferred on a daily basis to a processing plant (ADR Plant) that, with the use of chemicals, will extract the gold from the pregnant solution. The gold from the solution will be deposited by an electrowinning (electrolysis) process and then dried, mixed with fluxes (substances that reduce the melting point of the material and remove impurities in the metal) and smelted in a furnace to produce gold Dore. The solution that has been stripped of gold will gravitate to the barren solution pond. Cyanide will be added to this and the solution will be pumped to freshly stacked ore. The ADR Plant is not new. It has been refurbished; all of the pumps, valves, piping, instruments and electrical components have been replaced. The pumps and piping associated with the solution ponds are also new. We anticipate that the ADR Plant will be operational and ready for use by mid April 2007.

We have filled all key positions in finance, human resources, operations and mine support (other than a General Manager), and the majority of the remainder of the staff is also in place. Our Chief Operating Officer is acting as our General Manager until a replacement can be found. We are actively searching for a replacement and we do not believe that it will be a problem finding a suitable candidate. We forecast a total staffing complement of between 70 and 80 people. The mine has three towns in close proximity where the staff live. With this local infrastructure, the staff will be bussed to site, eliminating the need for an on site camp. Certain duties such as security and staff transport will be contracted. In the town of Caborca we own a house and rent an office. While we have constructed and are using an on-site office, we will retain an “in town” office for the project life.

We have entered into a supply agreement for cyanide and have ordered consumable supplies such as explosives and carbon. Wear parts and critical spare parts have also been delivered to the mine. A fully equipped laboratory has been constructed at the mine with the capability of monitoring the mine operation and conducting metallurgical test work. We anticipate that the laboratory will be fully functional during April 2007.

During the construction and commissioning process, we have been assisted by a number of suppliers and consultants to ensure that the transition into full production becomes a seamless event. Given the location of the mine, there are many local services available to support the operation. Where we feel it is prudent to retain critical items such as pond and water well pumps, we have done so and we have constructed storage facilities to store in excess of three months supply of reagents should we foresee supply shortages looming.

To support the mine we have purchased a number of vehicles and support equipment that was used during construction. The equipment consists of a 35 ton crane, a water truck, an ambulance, a D4 dozer, a front end loader and a forklift/tool handler. We also have purchased a number of additional equipment such as lighting plants, welders and small tools.

(Comment no.s 7, 8, 9 and 10)